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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person

Stone Street Asset Corp.

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   (Last)               (First)                 (Middle)
c/o Goldman, Sachs & Co.
85 Broad Street

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                                    (Street)

New York                             NY                           10004

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   (City)                           (State)                       (Zip)

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2. Date of Event Requiring Statement (Month/Day/Year)

12/19/97

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3. IRS or Social Security Number of Reporting Person (Voluntary)

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4. Issuer Name and Ticker or Trading Symbol

Amscan Holdings, Inc. (NASDAQ: AMSN)

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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [ X ]   Other (specify below)

Part of a group (The Goldman Sachs Group, L.P.) pursuant to Instruction
5(b)(v)
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6. If Amendment, Date of Original (Month/Day/Year)



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7. Individual or Joint/Group Filing (Check applicable line):

   [   ] Form Filed by One Reporting Person

   [ X ] Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned

================================================================================





                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)

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

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


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

         Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Securities                    Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr.5)      (Instr. 5)
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

Option
(Contingent right to
buy)(01)                (01)         (01)            Common Stock           15,024,616     $9.83         (02)           (02)
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

Instruction 5(b)(v) List of Other Reporting Persons:

     This Initial Statement of Beneficial Ownership on Form 3 (this "Form") is filed by Bridge Street Fund 1997, L.P., a Delaware limited partnership ("Bridge Street"), Stone Street Fund 1997, L.P., a Delaware limited partnership ("Stone Street"), and Stone Street Asset Corp., a Delaware corporation ("Stone Asset" and, together with Bridge Street and Stone Street, the "Reporting Persons"). Stone Asset is the sole general partner of Stone Street and the managing general partner of Bridge Street. Stone Asset is an affiliate of Goldman, Sachs & Co., a New York limited partnership ("Goldman Sachs"), and The Goldman Sachs Group, L.P., a Delaware limited partnership ("GS Group"). GS Group, the general partner of Goldman Sachs, owns a 99% interest in Goldman Sachs. The principal address of each Bridge Street, Stone Street and Stone Asset is 85 Broad Street, New York, NY.

(01) Explanation of Responses: On August 10, 1997, Amscan Holdings, Inc., a Delaware corporation ("Amscan"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), dated as of August 10, 1997, between Amscan and Confetti Acquisition, Inc. ("Confetti"), a newly organized Delaware corporation owned by GS Capital Partners II, L.P., a Delaware limited partnership, GS Capital Partners II Offshore, L.P., a Cayman Islands exempted limited partnership, GS Capital Partners II (Germany) Civil Law Partnership (with limitation of liability), a German civil law partnership, and GS Group, and pursuant to which, among other things, Confetti was to be merged with and into Amscan, with Amscan continuing as the surviving corporation (the "Merger"). In connection with Merger Agreement, Confetti entered into a Voting Agreement
(the "Voting Agreement"), dated as of August 10, 1997, with the Estate of
John A. Svenningsen (the "Estate") and Christine Svenningsen (the "Individual"), wife of John A. Svenningsen and executrix of the Estate, who together were the beneficial owners of 15,024,616 shares of Common Stock of Amscan (the "Subject Shares"). Pursuant to the Voting Agreement, the Estate and the Individual, among other things, granted Confetti an irrevocable option
(the "Option") to acquire the Subject Shares, in whole and not in part, at a price of $9.83 per share in cash (the "Share Exercise Price"), subject to certain conditions set forth in the Voting Agreement.

(02) On December 19, 1997, prior to the consummation of the Merger Agreement, Bridge Street and Stone Street acquired 26.9651250 shares (approximately 3.0%) and 55.5348750 shares (approximately 6.2%), respectively, of the common stock of Confetti. The Merger was consummated on December 19, 1997 and, in connection therewith, the shares of Confetti held by Bridge Street and Stone Street, respectively, were converted, at the effective time of the merger, into an equal number of shares of Amscan's common stock (as the surviving corporation in the Merger). The Voting Agreement, including the Option, terminated according to its terms upon the consummation of the Merger at the effective time thereof.

     Neither the filing of this Initial Statement of Beneficial Ownership nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Stock subject to the Option for purposes of Sections 13(d) or 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.


          (see page 3 attached)                            January 12, 1998

---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 10 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

                                    Form 3
                               Continuation Sheet

ITEM 1:           Stone Street Asset Corp.
                  c/o Goldman, Sachs & Co.
                  85 Broad Street
                  New York, NY 10004
ITEM 2:           December 19, 1997
ITEM 4:           Amscan Holdings, Inc. (NASDAQ: AMSN)

--------------------------------------------------------------------------------
Signatures (continued):


                                  STONE STREET FUND 1997, L.P.

                                       By:    Stone Street Asset Corp.,
                                              its general partner

                                       By:    /s/  Richard A. Friedman
                                              --------------------------------
                                              Name:    Richard A. Friedman
                                              Title:   Vice President


                                  BRIDGE STREET FUND 1997, L.P.

                                       By:    Stone Street Asset Corp.,
                                              its managing general partner

                                       By:    /s/  Richard A. Friedman
                                              --------------------------------
                                              Name:    Richard A. Friedman
                                              Title:   Vice President

                                  STONE STREET ASSET CORP.

                                       By:    /s/  Richard A. Friedman
                                              --------------------------------
                                              Name:    Richard A. Friedman
                                              Title:   Vice President

                                  Page 3 of 3